TSX: EQX NYSE-A: EQX

Equinox Gold Announces Agreement to Divest Non-Core Nevada Assets for US$115 Million

August 7, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce the sale of its 100% interest in the Pan Mine, Gold Rock Project, and Illipah Project located in Nevada, USA (the "Nevada Assets") to Minera Alamos Inc. (TSXV: MAI)  for US$115 million, payable on closing as:

  Cash consideration of US$90 million; and
  Equity consideration worth US$25 million in the form of Minera Alamos common shares, representing no more than 9.99% pro forma ownership on an issued and outstanding basis.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: "The sale of our non-core Nevada Assets reflects our commitment to portfolio optimization and disciplined capital allocation. This transaction simplifies our business and allows the team to focus our efforts and capital on core operations and key development opportunities, positioning Equinox Gold to drive greater shareholder returns. The US$90 million in cash proceeds will strengthen our balance sheet, and the significant equity ownership will provide continued exposure to the upside within the Nevada Assets as well as to Minera Alamos' existing high-quality portfolio."

In the event the equity portion of the consideration represents more than a 9.99% interest in Minera Alamos, the cash payment to Equinox Gold will be increased such that Equinox Gold does not own more than 9.99% of Minera Alamos shares issued and outstanding at closing. The transaction is expected to close in the fourth quarter of 2025, subject to receipt of all regulatory and stock exchange approvals and other customary closing conditions.

Advisors and Counsel

Trinity Advisors Corporation is acting as financial advisor to Equinox Gold. Blake, Cassels & Graydon LLP is acting as legal advisor to Equinox Gold.

About Equinox Gold

Equinox Gold is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Note Regarding Forward-looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company, completion of the sale of its Nevada Assets and expectations regarding exploration potential, production capabilities, equity ownership in Minera Alamos Inc., future financial or operating performance and expansion projects. Forward-looking Information is generally identified using words like "will", "forward", "achieve", "strategy", "grow", "expect", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: ability to achieve production, cost and development expectations for its operations and projects; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; While the Company considers the expectations and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.